                         Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Leonard Johnson                           (908) 544-0155
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     (Name)                               (Area code)       (Telephone number)

(2) Have all other periodic reports required under Seciton 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?



     See Copy of Press Release Attached                       [X] Yes   [ ] No

     If so attach an explanation of the anticipated change, both narratively and quantitarively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Manhattan Bagel Company, Inc.
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             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  11/15/96                     By  S/N Leonard Johnson
     ------------------------          ---------------------------------------


     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authroized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                                GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



(Bulletin No. 161, 02-03-95)                        -C- 1995, BOWNE & CO., INC.

                            [MANHATTAN BAGEL LOGO]

                                                           FOR IMMEDIATE RELEASE

                MANHATTAN BAGEL REPORTS THIRD QUARTER RESULTS


     EATONTOWN, N.J. (11/14/96)--Manhattan Bagel Company, Inc. (NASDAQ NMS
BGLS) today reported income of $27,689 for the three months ended September 30, 1996, before a pre-tax non-recurring charge of $3,100,000, related primarily to the writedown of the goodwill and other assets of the Company's eight
Holey Bagel stores in San Francisco. Including the charge, the Company's net loss for the 1996 period was $2,421,911 ($.32 per share). Manhattan Bagel reported net income of $654,048 ($.12 per share), in 1995's third quarter. Revenues for the company advanced 47.9% to $9,414,418 from $6,365,156 a year earlier.

     Unaudited systemwide retail sales for the chain's franchised, company-owned and licensed stores increased 115% during the third quarter to $23.9 million from $11.1 million a year earlier. For the first nine months of 1996, retail sales grew 127% to $59.6 million from $26.2 million a year ago.

     Jason Gennusa, Manhattan Bagel president and CEO, said that operating results for the 1996 period were impacted primarily by costs associated with the continued growth of the Company, including the consolidation of businesses acquired during the second quarter, commodity price increases that were not passed on to franchisees until November 1, and expenses related to the Company's decision to temporarily supply all locations from its East Coast manufacturing facilities.

     "Our review of the West Coast operations revealed that, in the wake of escalating product demand from the growing store base, the quality of the bagel dough being produced in the Los Angeles manufacturing plant was not up to our current standards. Mr. Gennusa explained "Rather than compromise on quality, we elected to shut down the plant and reopen our Meridian Road plant in New Jersey. We will continue to ship the bagels from New Jersey until our new West Coast facility equipped to our specifications is built. We are currently evaluating various opportunities for the new plant. While

MANHATTAN BAGEL EARNINGS...2

detrimental to our short-term profitability, these measures are in keeping with our previously stated goal of revitalizing the West Coast operation." Approximately Five hundred thousand dollars ($500,000) of the non-recurring charge taken in the third quarter reflects the writedown of machinery, equipment and leasehold improvements at the Los Angeles plant.


     Mr. Gennusa added that the review of the West Coast operations also led to the determination that the Holey Bagel stores be either franchised, sold or closed, by the end of the first-half of 1997. Accordingly, the Company has written off the goodwill and written down the assets associated with the stores to their net realizable value. "Irrespective of the fate of the Holey Bagel locations, we intend to remain active in the San Francisco market through the efforts of our Northern California master franchisee."

     For the nine months ended September 30, 1996, after-tax income before non-recurring charges was $1,283,445 ($.17 per share), up 41.0% from net income of $910,390 ($.17 per share) a year earlier. Including charges taken in the second and third quarters, net loss for the 1996 year-to-date period was $1,586,855 ($.21 per share). Revenues increased 78.4% to $28,112,510 from
$15,759,846 in the comparable 1995 period.


     On May 22, 1996 Manhattan Bagel acquired Specialty Bakeries, Inc. a private company which owned and franchised 23 Bagel Builders stores, primarily in the southern New Jersey and Philadelphia areas. With the transaction accounted for as a "pooling of interests," all financial information represents the pooled results of operations as if the acquisition had been consummated at the beginning of 1996. Results for 1995 have been restated to include the operations of Specialty Bakeries.

     "Although the third quarter results were disappointing, we believe that a number of recent developments bode well for the future of the company," Mr. Gennusa noted. These include


-- NEW ADVERTISING CAMPAIGN. In late September the company inaugurated a new print and radio advertising campaign using the "America's Most Wanted Bagel" theme. "Though the campaing is still in its early stages, our preliminary feedback from consumers and franchisees has been very positive," said Manhattan Bagel vice chairman David Goldsmith, "Strong sales increases were generated during October in markets that participated in some aspect of the program."

MANHATTAN BAGEL EARNINGS...3

-- SUPERMARKET OPENINGS The first full-production Manhattan Bagel shop within a Vons supermarket was opened in late October. The Simi Valley, Ca. location is the first of seven initial Vons or Pavilions stores in southern California that will house Manhattan Bagel franchises. Three more units are scheduled to open before year end, followed by another three in the first quarter of 1997. In other recent supermarket developments, a licensed unit was opened in a Super Foodtown store in Manalapan, NJ in mid-September, and a franchised location debuted in a Clemens Market in Quakertown, Pa. in early November. "Results at these three latest units have been very strong" said Gennusa. "By incorporating important self-service elements in the unit design, we have fine-tuned our full-bake prototype to a format that, we believe, works well in the supermarket environment."

-- CO-BRANDING AGREEMENT In late October, the company signed a co-branding agreement with Texaco Refining and Marketing Inc. for the Little Rock, Ark. area. The pact calls for the development of seven full-production Manhattan Bagel units within existing or new Star Mart convenience stores over a 24-month period.

-- 'RE-IMAGING PROGRAM' In mid-November, the company introduced a colorful retail design package for new and remodeled stores. Initially unveiled at a remodeled store in Shrewsbury, N.J. and in the new Clemens supermarket unit, the design is now being implemented in renovations of acquired locations in the Los Angeles market. The California project is scheduled to be completed during the first quarter of 1997. The design's color scheme and graphics package are also featured on the chain's new employee uniforms and will be utilized on revamped paper goods, cheese spread packaging and other items scheduled to be rolled out over the next two quarters.

     Through the first three quarters of this year, Manhattan Bagel added a net of 119 franchised, licensed and company-owned stores, increasing its total as of Sept. 30 to 271 units in 15 states, the District of Columbia and Canada. This compared with 131 units in 13 states a year ago.

                                    *******

     The company wishes to caution the public that the foregoing discussion contains forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those discussed.
     The success of Manhattan Bagel company units in convenience store, supermarket and other non-traditional locations will depend on, among other things, the success of the locations in which they open, consumer taste, local economic conditions, demographic trends, and the type, number and location of competing businesses. Most of these same factors also apply to the success of freestanding Manhattan Bagel stores.

MANHATTAN BAGEL EARNINGS...4

     Openings and remodelings of freestanding stores, as well as openings of units within convenience stores, supermarkets or other alternative locations, may be subject to potential delays caused by, among other things, permitting weather, the delivery of equipment and materials, and the availability of labor.

     The continued success of the new advertising and marketing campaign cannot be assured.

                                     ####

MEDIA CONTACTS: At Manhattan Bagel, Jack Grumet, chairman, Jason Gennusa, president, or Leo Johnson, CFO, (908) 544-0155; at Parness & Associates, PR counsel to Manhattan Bagel, Bill Parness, (908) 290-0121

                MANHATTAN BAGEL COMPANY, INC. AND SUBSIDIARY
               COMBINED AND CONDENSED STATEMENTS OF OPERATIONS
                                 (Unaudited)
                             ($000) except E.P.S.

                           THREE MONTHS ENDED SEPT. 30              NINE MONTHS ENDED SEPT. 30
                        1996         1995        % Change        1996        1995        % Change
                        -------------------------------------------------------------------------
Revenues(1)             $9,414       $6,365      +47.9%          $28,112     $15,760     +78.4%

Income before
non-recurring           $   28         $654      -95.7%           $1,283     $   910     +41.0%
charges


Net income(1)(2)       ($2,422)        $654         --           ($1,587)    $   910        --
(loss)

Per Share
before non-recurring    $  .00         $.12       -100%           $  .17     $   .17      +0.0%
charge

Per Share                ($.32)        $.12         --             ($.21)    $   .17        --

Weighted average
number of shares         7,547        5,361                        7,424       5,356



1.  Results for 1995 have been restated.
2. The company recorded a $3,100,000 non-recurring charge ($2,449,600, after-tax) during 1996's third quarter related primarily to the writedown value of the company's Holey Bagel stores. In 1996's second quarter, the company recorded a $713,000 non-recurring charge ($420,670, after-tax) for professional fees associated with investigation of bookkeeping and accounting practices at L&J subsidiary, as well as related settlements of certain consulting agreements.